Exhibit 99.1

news release

For Immediate Release

Encana Corporation and PrairieSky Royalty Complete $2.6 Billion Secondary Offering

Calgary, Alberta (September 26, 2014)

Encana Corporation (“Encana”) (TSX:ECA)(NYSE:ECA) and PrairieSky Royalty Ltd. (“PrairieSky”) (TSX:PSK) announced today the completion of the secondary offering of 70,200,000 common shares of PrairieSky at a price of $36.50, for aggregate gross proceeds to Encana of approximately $2.6 billion (the “Offering”). The Offering was made on a bought deal basis through a syndicate of underwriters co-led and joint bookrun by TD Securities Inc., CIBC, BMO Capital Markets and RBC Capital Markets. Encana no longer holds any interest in PrairieSky.

“The creation of PrairieSky has unlocked significant value from Encana’s royalty business and the successful closing of the secondary offering marks a major milestone of the strategy we announced last November. The proceeds significantly increase the strength of our already healthy balance sheet, leaving us well positioned as we continue to aggressively pursue our strategy,” says Doug Suttles, Encana President & CEO.

The securities of PrairieSky have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or except pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of PrairieSky’s shares in the United States.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - In the interests of providing Encana and PrairieSky shareholders and potential investors with information, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the increased strength to Encana’s balance sheet and the possible use of proceeds from the Offering in developing Encana’s key growth areas.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Encana’s or PrairieSky’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. There can be no assurance of other arrangements that would exist between Encana and PrairieSky. Although Encana and PrairieSky believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s and PrairieSky’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, all of which are subject to the risk factors identified elsewhere in this news release.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana and PrairieSky undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

PrairieSky Royalty Ltd.

PrairieSky is a royalty-focused company, generating royalty revenues as petroleum and natural gas are produced from its properties. PrairieSky has a diverse portfolio of properties that have a long history of generating stable free cash flow and that represent one of the largest and most concentrated independently-owned fee simple mineral title positions in Canada. PrairieSky common shares trade on the Toronto Stock Exchange under the symbol PSK.

FOR FURTHER INFORMATION PLEASE CONTACT:

Encana Corporation - Investor contact

Brian Dutton

Director, Investor Relations

(403) 645-2285

Encana Corporation

Patti Posadowski

Senior Advisor, Investor Relations

(403) 645-2252

Encana Corporation - Media contact

Jay Averill

Director, External Communications

(403) 645-4747

PrairieSky Royalty Ltd.

Investor Relations

(587) 293-4000

Source: Encana Corporation

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